Exhibit 99.1

TASEKO ANNOUNCES GIBRALTAR 2021 PRODUCTION AND SALES

January 13, 2022, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") announces 2021 copper production from the Gibraltar Mine of 112 million pounds and sales of 105 million pounds. Molybdenum production and sales for the year were 2 million pounds. Fourth quarter copper production was 29 million pounds.

Stuart McDonald, President and CEO, commented, “Despite major disruption to the highway and rail infrastructure in southern BC from severe rainstorms in November, we were still able to realize 24 million pounds of copper sales in the fourth quarter. Transit times for rail shipments are gradually improving and we expect to reduce copper inventories at Gibraltar in the first quarter of 2022.”

“Production in the fourth quarter was impacted by lower grades and recoveries from ore mined in the upper benches of the Gibraltar pit. Increased oxidization and pyrite content in this ore has been resulting in lower recoveries which we believe is a short-term issue that will be resolved. Ore quality will also improve as mining progresses deeper into the pit. In December, extreme snowfall and temperatures as low as minus 35 degrees Celsius also impacted mine equipment and mill availabilities, resulting in decreased mill throughput and a need to draw ore from lower grade stockpiles. Weather conditions have improved recently, and mill throughput has stabilized allowing our technical team to focus on optimizing recoveries from Gibraltar pit ore,” continued Mr. McDonald.

“At the Florence Copper Project, we completed our review of the draft Underground Injection Control (“UIC”) permit in early December and no significant issues were identified. The US Environmental Protection Agency continues to advance their review process and has recently advised the Company that they expect to start the public comment period for the draft UIC permit in February.

With the copper price today over US$4.50 per pound, 30 cents higher than the average price in 2021, we will expect to maintain strong operating margins going forward. Sales of excess copper concentrate inventory from Gibraltar will further bolster our first quarter cash flows,” added Mr. McDonald.

Note: Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis.

For further information on Taseko, please see the Company’s website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.